LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Blvd.

Broomfield, Colorado 80021

September 25, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:  Brandon Hill

Re:	Level 3 Communications, Inc. (the “Registrant”)
Registration Statement on Form S-4 (Registration No. 333-197523)

Dear Mr. Hill:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Level 3 Communications, Inc. hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to September 26, 2014 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (720) 888-1000 or David K. Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours,

LEVEL 3 COMMUNICATIONS, INC.

/s/ Neil J. Eckstein

Neil J. Eckstein
Senior Vice President and Assistant General Counsel

cc:                                John M. Ryan, Level 3 Communications, Inc.

Tina A. Davis, tw telecom inc.

David K. Boston, Willkie Farr & Gallagher LLP

Laura L. Delanoy, Willkie Farr & Gallagher LLP

Steve A. Rosenblum, Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Wachtell, Lipton, Rosen & Katz